

Mail Stop 3561

October 25, 2016

Kai Cheng Tang
Chief Executive Officer
Demand Pooling, Inc.
555 California Street, Suite 4925
San Francisco, California 94014

> **Re: Demand Pooling, Inc.**
> **Preliminary Information Statement Filed on Schedule 14C**
> **Filed October 5, 2016**
> **File No. 000-53394**

Dear Mr. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you were a shell company as that term is defined in Rule 12b-2 under the Exchange Act prior to the Recent Transactions, given your lack of assets and operations. Please tell us whether the Recent Transactions, combined with the subsequent contribution of real estate interests to you, resulted in a change in your status as a shell company. If so, pursuant to Item 2.01(f) of Form 8-K, please file a Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

Purpose and Effect of Increasing the Authorized Shares of Common Stock

2. We note that you seek to amend your Articles of Incorporation to increase your authorized shares of common stock from 100,000,000 to 250,000,000. If the increase in authorized shares is to facilitate the acquisition of another company or assets, please expand your discussion of the Purpose and Effect of Increasing the Authorized Shares of

Common Stock to discuss the terms of the acquisition. Please provide the information required by Item 1 of Schedule 14C, which refers to Note A to Schedule 14A and Items 11, 13 and 14 of Schedule 14A. Alternatively, please affirmatively state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney at (202) 551-2545, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products